SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC TRADED COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that received on August 26, 2016, the Official Letter No. 2973/2016-SAE BM&FBovespa, requesting clarification about atypical movement of the Company's shares, which took place from August 15, 2016, as transcribed below:

Free Translation of Official Letter 2973/2016-SAE of BM&FBovespa:

Ref .: Atypical Trading Shares

Dear CFO

In view of the latest fluctuations registered with shares issued by Eletrobras, the number of trades and trading volume, as shown below, we request to be informed until August 29, 2016, if there is any fact, knowledge by the company that can justify this performance. The answer of the company, without prejudice to the provisions of the sole paragraph of art. 6 of CVM Instruction No. 358/02, must be sent through the IPE module, selecting the Category: Notice to the Market, Type: Clarifications on consultations of CVM/BM&FBOVESPA and the Subject: Atypical Trading Securities, which will result the simultaneous transmission to the BM&FBOVESPA and CVM.

We emphasize the obligation under the sole paragraph of art. 4 of CVM Instruction No. 358/02, to inquire the management and controlling shareholders of the company, in order to ascertain whether they have knowledge of information that should be disclosed to the market.

Common Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	%	No. of Trades	Trading Volume	Amount Traded R$
08/15/2016	19.77	19.49	19.85	19.71	19.75	0.50	1,603	648,700	12,786,730.00
08/16/2016	19.98	19.29	20.85	19.83	19.70	-0.25	5,655	1,762,700	34,954,206.00
08/17/2016	19.70	18.60	19.82	19.09	19.51	-0.96	6,335	2,505,700	47,822,721.00
08/18/2016	19.35	19.13	19.78	19.54	19.68	0.87	5,096	969,600	18,944,048.00
08/19/2016	19.64	18.98	19.67	19.17	19.02	-3.35	4,315	1,471,900	28,218,250.00
08/22/2016	19.03	18.13	19.07	18.47	18.50	-2.73	5,984	1,272,600	23,503,190.00
08/23/2016	18.56	18.17	18.85	18.46	18.36	-0.75	3,907	1,677,000	30,957,500.00
08/24/2016	18.28	17.83	18.59	18.12	18.30	-0.32	4,011	1,237,400	22,421,067.00
08/25/2016	18.48	18.21	18.85	18.53	18.58	1.53	5,018	1,661,700	30,786,417.00
08/26/2016*	18.71	18.64	20.89	19.79	20.33	9.42	12,808	7,331,400	145,094,924.00

MARKET ANNOUNCEMENT

Preferred Shares – Class “B”
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	%	No. neg.	Amount Shares	Amount R$
08/15/2016	24.87	24.81	25.38	25.12	25.10	0.60	2,161	552,900	13,887,576.00
08/16/2016	25.26	25.18	26.58	25.54	25.46	1.43	3,897	1,236,500	31,583,420.00
08/17/2016	25.52	24.26	25.78	24.80	24.65	-3.18	5,552	2,199,500	54,544,992.00
08/18/2016	24.45	24.30	25.19	24.98	25.00	1.41	2,389	651,100	16,263,002.00
08/19/2016	25.12	24.64	25.12	24.79	24.76	-0.96	2,693	889,000	22,039,542.00
08/22/2016	24.67	24.04	24.92	24.33	24.11	-2.62	3,844	898,000	21,843,965.00
08/23/2016	24.27	23.87	24.53	24.18	23.97	-0.58	4,401	1,255,100	30,345,678.00
08/24/2016	23.88	23.62	24.37	24.03	24.27	1.25	5,213	1,047,300	25,170,079.00
08/25/2016	24.32	24.20	24.95	24.68	24.77	2.06	4,426	882,700	21,781,315.00
08/26/2016*	24.80	24.80	28.31	27.06	27.47	10.90	9,942	3,636,800	98,431,773.00

* Updated until 17h30.

The file to be sent must be transcribed the above inquiry of the content before the reply of that company.

(…)

In response to the Official Letter in question, the Company clarifies the following:

1.   The consolidated Company's financial statements for the second quarter of 2016 ("2Q16") disclosed to the market on August 15, 2016, registered in results for the first half 2016 ("1H16"), a net profit attributable to controlling shareholders of R$ 8,824 million, compared to a net loss of R$ 103 million in the first half of 2015 ("1H15"). In 2Q16, the Company reported net income attributable to the controlling shareholders of R$ 12,722 million, compared to a net loss attributed to the controlling shareholders of R$ 3,898 million in the first quarter of 2016 ("1Q16").

2.   According to the Relevant Fact of August 15, 2016, the result of 1H16 and 2Q16 was decisively influenced by the accounting recognition of financial income relating to electricity transmission assets existing on May 31, 2000, called Existing  Basic Network System - RBSE, with impact on transmission revenue, in the account Transmission – Return on Investment, in the amount of R$ 25,810 million.

3.   The expectation of such accounting was already being monitored by the market since April 20, 2016, when the Ministry of Mines and Energy - MME published Ordinance No. 120 which regulated the receiving conditions of the above claims.

MARKET ANNOUNCEMENT

4.   On August 12, 2016, Eletrobras had issued a market announcement mentionig the need to postpone the release of its Financial Statements of 2Q16 to August 15, 2016, precisely because of the discussions that there were still around accounting of the credit.

5.   It is believed that the accounting and the expected payment of dividends, due to the recognition of this credit, contributed to the appreciation of the Company's shares.

6.   However, the Company, through the Market Announcement released on August 26, 2016 and in conference call of the 2Q16 results, held on August 16, 2016, reminded its shareholders and investors that the legislation corporate in releiton to  payments of dividend over profit not yet realized and also confirmed that it does not make projections of future results and therefore any decision about dividends for the fiscal year 2016, depends on the outcome to be presented to the end of their period.

7.   Another highlight that can have contributed to the unusual movement of the Company's shares in recent days, refers to the decision of the 165th Eletrobras Shareholders' Meeting, in which was deliberated  not renew the concessions of the Eletrobras distribution companies, located in the north and northeast of the country, and transfer their shareholding controls by the end of 2017. Although this decision was taken at the 165th EGM of July 22, 2016, this matter was widely discussed during result presentations to the market of 2Q16, from August 16, 2016.

8.   Finally, it is thought that there is a positive market reaction regarding the new management of the Company.

Rio de Janeiro, August 29, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.